Exhibit 4.17

WAIVER AND CONSENT AGREEMENT

BETWEEN: NIOCORP DEVELOPMENTS LTD. (the “Company”)

AND:          LIND GLOBAL ASSET MANAGEMENT III, LLC (the “Investor”)

DATED:     September 25, 2022.

Reference is made to the Convertible Security and Funding Agreement dated February 16, 2021, between the Company and the Investor, as amended by Amendment No. 1 dated December 2, 2021 (as the same may be further amended, supplemented, restated, revised, modified, superseded or replaced from time to time, the “CSFA”).

WHEREAS:

A.                                The Company has advised the Investor that it proposes to enter into a business combination agreement (the “Business Combination Agreement”) with GX Acquisition Corp. II (“GX”) pursuant to which the Company, in consideration for (i) common shares of the Company and Class B shares in a new wholly-owned subsidiary of the Company to be issued to the holders of GX shares (“GX Shares”), and (ii) assuming the obligations with respect to the existing GX warrants, will acquire GX pursuant to a series of transactions more particularly described in the Business Combination Agreement, a substantially final form of which has been provided to the Investor;

B.                                 In connection with the Transactions (as defined in the Business Combination Agreement), the Company has, or proposes to, among other things:

i.	list the common shares of the Company (“Common Shares”) on the facilities of the NASDAQ stock market (“NASDAQ”) upon consummation of the Transactions (the “US Listing”); and
ii.	in order to effect the US Listing, undertake a consolidation of its Common Shares in order to meet the minimum listing requirements of NASDAQ (the “Share Consolidation”);

C.                                  In connection with the Transactions, the Company and GX have engaged in discussions with Yorkville Advisors Global, LP (“Yorkville Advisors”) with respect to (a) a financing comprised of unsecured convertible debentures in the principal amount of USD$16,000,000 with a maturity date of 18 months from the closing of the Transactions and of warrants to purchase common shares of the Company (and together with any alternative financing arranged to replace in whole or in part such financing on terms no less favorable to the Company than under the applicable Term Sheet (as defined below) and with a convertible debenture face value not greater than USD$20,000,000, the “Yorkville Debenture Financing”), and (b) a financing in the form of a standby equity purchase agreement of up to USD$65,000,000 (and together with any alternative financing arranged to replace in whole or in part such financing on terms no less favorable to the Company than under the applicable Term Sheet and provided that such replacement financing is also a standby equity purchase agreement or an at-the-market offering, the “Yorkville Equity Financing” and, together with the Yorkville Debenture Financing, the “Proposed Financings”);

D.                                 The Company has received non-binding term sheets (the “Term Sheets”) from Yorkville Advisors setting forth the material terms of the Yorkville Debenture Financing and Yorkville Equity Financing, the forms of which have been provided to the Investor;

E.                                  Pursuant to the terms of the CSFA, the Company may not, without the prior written consent of the Investor:

i.	under Clause 10.3(b), arrange or obtain any debt funding (including convertible debt or preferred stock) or other financial accommodation, other than incidental indebtedness arising from time to time pursuant to the Company’s ordinary course business;
ii.	under Clause 10.11, enter into an agreement to effect, or effect, any Prohibited Transaction, unless the proceeds of such transaction are used to pay the Amount Outstanding in full;
iii.	under Clause 10.16(d), undertake or agree to undertake any consolidation of its share capital (or of the share capital of any of its Subsidiaries, directly or indirectly) unless such consolidation is required by the policies of the Toronto Stock Exchange (the “TSX”); or
iv.	under Clause 10.16(e), list or agree to list the Common Shares on any stock exchange other than the TSX

(collectively, the “Negative Covenants”);

F.                                 Pursuant to Clause 10.3(c) of the CSFA, the Company must promptly notify and provide full details to the Investor about any arrangement to obtain debt (including convertible debt), following which notice the Investor may, in its sole discretion, direct that the Company use some or all of the proceeds from such debt to repay some or all of the Amount Outstanding;

G.                                 Pursuant to Clause 10.3(d) of the CSFA, the Company must promptly notify the Investor of an equity financing (including securities convertible into equity) for aggregate gross proceeds of at least US$10,000,000, following which notice the Investor may, in its sole discretion, direct the Company to use up to 25% of the equity proceeds of each such financing to pay the Amount Outstanding;

H.                                 Pursuant to Clause 10.4 of the CSFA, the Investor has the right to participate in any equity financing of the Company, for up to 15% of the total offering of such financing (the “Participation Right”);

I.                                  Pursuant to Clause 10.16 of the CFSA, the Company must give written notice to the Investor of its intention to take any of the actions contemplated thereunder, including in respect of certain of the Negative Covenants;

J.                                  the Company has requested that the Investor:

i.	acknowledge receipt of valid and sufficient notice from the Company, pursuant to Clauses

10.3  and 10.16 of the CSFA, in respect of the Transactions (including for greater certainty the Share Consolidation), the Proposed Financings and the US Listing;

ii.	to the extent required under the CSFA, consent to the Transactions, the Proposed Financings and the US Listing, and, other than in respect of its Participation Right under the Yorkville Debenture Financing, in each case, waive: (A) any application of the Negative Covenants; and (B) any misrepresentations in the representations and warranties of the Company under the CSFA directly as a result of the Company entering into the Business Combination Agreement and consummating the Transactions and the Company or any subsidiaries reducing their capital or stated capital as part of the Transactions (if such steps are required by the Transactions) (together, the “Other Waived Provisions”); and

iii.            acknowledge and confirm the compliance of the Company with certain of the notice requirements under the CSFA,

all in accordance with and subject to the terms and conditions of this waiver and consent agreement (this “Agreement”).

NOW THEREFORE, in consideration of the of the Consent Fee (as defined below) and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the Investor and the Company, the parties hereby agree as follows:

Section 1. Definitions and Interpretation. All terms not otherwise defined herein and defined in the CSFA shall have the same meaning herein as in the CSFA. As used herein, the singular shall include the plural and the plural shall include the singular as the context may require.

Section 2. Acknowledgement. The Investor hereby acknowledges and agrees that this Waiver and Consent constitutes valid and sufficient written notice of the Transactions, the Proposed Financings and the US Listing (and of the agreements relating thereto) pursuant to Clauses 10.3 and 10.16 of the CSFA.

Section 3. Waivers and Consent. Subject to the terms of this Agreement, the Investor hereby:

(a)	consents to the Transactions and the Proposed Financings, including all actions required to be taken by the Company as set out in the Business Combination Agreement to permit the completion of the Transactions, and waives the non-compliance of the Company with any Negative Covenant and the Other Waived Provisions solely in respect thereof;
(b)	waives its Participation Right in respect of the Yorkville Equity Financing; and
(c)	consents to the US Listing and the Share Consolidation, including all actions required to be taken by the Company as set out in the Business Combination Agreement to permit the completion of the Transactions, and, in each case, waives the non-compliance of the Company with any Negative Covenant and the Other Waived Provisions solely in respect thereof.

Section 4. Consent Fee. The Company hereby agrees to pay the Investor the sum of USD$500,000 (the “Consent Fee”) as partial consideration for the Investor entering into this Agreement, provided that if the Transactions have not been consummated on or before April 30, 2023, the Consent Fee shall be reduced to USD$200,000. The Consent Fee shall be payable by the Company to the Investor on the earlier of: (i) April 30, 2023; and (ii) five (5) Business Days following consummation of the Transactions, by wire transfer of immediately available funds. If the Consent Fee is not paid by the Company as contemplated hereunder, Sections 2 and 3 of this Agreement shall be, and shall be deemed to be, null and void ab initio.

Section 5. Participation Rights. Immediately prior to the expiry of the Participation Right in Clause

10.4   of the CSFA (the “Participation Right”), the Participation Right shall be automatically extended, without further action of the parties, for a further two (2) year period, subject to the following:

a.	the Participation Right, once extended, shall not apply to transactions generally referred to as "at-the-market" distributions, equity lines of credit or stand-by equity distribution agreements; and
b.	the Participation Right, as extended, shall continue in perpetuity beyond the additional two (2) year extension period noted above so long as Yorkville Advisors or any Affiliate (as defined in Section 1.3 of National Instrument 45-106 Prospectus Exemptions) thereof is a party to any such transaction.

Section 6. Warrant Issuance. If, on the date that is eighteen (18) months following consummation of the Transactions (or the immediately next Trading Day, if such date is not a Trading Day) (such date being the “Warrant Issuance Date”), the closing trading price of the Company shares on the TSX (or such other stock exchange on which the Shares may then be listed (the “Applicable Exchange”)) is less than CAD$1.00 (as may be adjusted for any share consolidation, share split or other corporate action of the Company subsequent to the date hereof (and, for greater certainty, including the Share Consolidation)), then the Company shall issue to the Investor on such date warrants to purchase Shares (the “Additional

Warrants”). The number of Additional Warrants to be issued to the Investor hereunder shall be equal to the Canadian dollar equivalent (based on the then current Canadian to US dollar exchange rate as reported by Bloomberg, LP) of US$5,000,000 divided by the five (5) day VWAP of the shares of the Company on the Applicable Exchange on the date of issuance. The Additional Warrants shall have terms and conditions based on the most favorable to the Investor of the following (as may be determined by the Investor): (i) an exercise price equal to 130% of the five (5) day VWAP of the Shares on the Applicable Exchange on the date immediately prior to issuance, a four (4) year term and all other terms and conditions consistent with the Warrants issued to the Investor pursuant to the CSFA on February 10, 2021; and (ii) the terms and conditions of the warrants issued pursuant to the Yorkville Debenture Financing, if any. For great certainty, the Additional Warrants shall not be subject to the CSFA. The Company covenants and agrees to take all steps necessary to issue the Additional Warrants to the Investor, including obtaining approval of the TSX and, if necessary, NASDAQ. If the Company is precluded by stock exchange rules or is otherwise unable to issue the Additional Warrants to the Investor on the Warrant Issuance Date, the Company shall make a cash payment to the Investor within five (5) Business Days of the Warrant Issuance Date equal to 60% of the Black-Scholes Value of the Additional Warrants (the “Black-Scholes Amount”) that the Investor would have been entitled to receive hereunder, as determined by the Investor, acting reasonably. Notwithstanding anything to the contrary in this Section 6, the Investor’s entitlement, if any, to the Additional Warrants or the Black-Scholes Amount shall be proportionately adjusted if, prior to such issuance or payment, the Investor exercises any portion of the Warrants issued to the Investor pursuant to the CSFA. For illustrative purposes, if the Investor exercises 25% of its Warrants prior to the issuance or payment of the Additional Warrants or the Black-Scholes Amount, as applicable, then the Additional Warrants or the Black-Scholes Amount, as applicable, owing to the Investor, shall be reduced by 25%. For the purposes of this Section 6, Black-Scholes Value means the value of the Additional Warrants based on the Black-Scholes Option Pricing Model obtained from the “OV” function on Bloomberg, L.P. (“Bloomberg”) determined as of the day of determination for pricing purposes and reflecting: (A) a risk-free interest rate corresponding to CAD Money Market rate provided by Bloomberg on the determination date, (B) an expected volatility equal to 100% of the 100 day volatility obtained from the “HVT” function on Bloomberg as of the Trading Day immediately prior to determination, (C) the underlying price per share used in such calculation shall be the greater of (x) the last VWAP immediately prior to the date of determination and (y) 20 day VWAP immediately prior to the date of determination and (D) a remaining option time equal to the exercise period of the Additional Warrants.

Section 7. Cross Default. The parties hereby agree that the failure of the Company to perform any of its obligations under this Agreement shall constitute and be deemed to be an Event of Default under the CSFA.

Section 8. Indemnity. The Company hereby agrees to indemnify, defend and hold harmless the Investor, its affiliates and their respective directors, officers, members, employees, equity holders and agents (each, an “Indemnitee”) for all claims, liabilities, damages, costs, losses and expenses whatsoever which any of them may suffer, sustain, pay or incur (including reasonable legal fees, on a complete indemnity basis) in respect of all matters or anything which may, directly or indirectly, arise out of or in connection with this Agreement and the delivery of the acknowledgements, consents and waivers hereunder, provided that no such indemnity shall apply in the event such losses, claims or damages result directly and primarily from the gross negligence, wilful misconduct or fraud of an Indemnitee.

Section 9. Right to Set-Off. The parties agree that the Investor shall have the right to pay any portion of consideration that may be due by the Investor to the Company as a result of the exercise of the Investor’s participation right in Section 5 of this Agreement or Clause 10.4 of the CSFA, if any, by setting off any of such obligations to the Company (whether or not due for payment) against any of the Company’s obligations to the Investor (whether or not due for payment) under this Agreement, the CSFA (including, for greater certainty, the Amount Outstanding) or the Transaction Documents (as defined in the CSFA). For greater certainty, this Section 9 shall in no way derogate from the rights of the Investor under the CSFA.

Section 10. Investor’s Right to Transaction with Company. The Company covenants and agrees that, in the event it enters into any agreement, commitment or undertaking in respect of or in connection with an "at-the-market" distribution or stand-by equity distribution, such transaction will not include any provisions that would restrict or prohibit the completion of additional Variable Rate Financing transactions between the Company and the Investor, whether with respect to a financing on terms comparable to the CSFA or otherwise. The Company further covenants and agrees that the Yorkville Debenture Financing will not include any provisions that would restrict or prohibit the completion of additional Variable Rate Financing transactions between the Company and the Investor, whether with respect to a financing on terms comparable to the CSFA or otherwise, provided that this restriction does not apply solely to the extent such prohibition on Variable Rate Financing transactions pursuant to the terms of the Yorkville Debenture Financing expires less than 30 days following full repayment or conversion of the debentures issued pursuant to the Yorkville Debenture Financing. For the purposes of this Section 10, “Variable Rate Financing” shall mean any transaction in which the Company issues or sells (or arranges to issue or sell):

a.	debt, equity or equity-linked securities (including options or warrants) that are convertible into, exchangeable or exercisable for, or include the right to receive securities:
i.	at a conversion, repayment, exercise or exchange rate or other price that is based on, and/or varies with, the trading prices of, or quotations for, the Company’s shares; or
ii.	at a conversion, repayment, exercise or exchange rate or other price that is subject to being reset at some future date after the initial issuance of such debt, equity or equity-linked security or upon the occurrence of specified or contingent events (other than a share consolidation or share split); or
b.	any securities in a capital or debt raising transaction or series of related transactions which grant to an investor the right to receive additional securities based upon future transactions of the Company on terms more favourable than those granted to such investor in such first transaction or series of related transactions, but are deemed to exclude transactions generally referred to as "at-the-market" distributions, equity lines of credit and stand-by equity distribution agreements. For greater certainty, the transaction completed under the CSFA is deemed to be a Variable Rate Financing.

Section 11. Termination and Survival. This Agreement terminates on the earlier to occur of: (i) termination of the Business Combination Agreement in accordance with its terms; and (ii) if the Transactions have not been consummated prior to such date, April 30, 2023. Sections 4, 5, 6, 7, 8, 9 and 10 of this Agreement survive termination of this Agreement.

Section 12. Limit. This Agreement is limited and shall be effective only with respect to the transactions described herein.

Section 13. Limited Purpose. Except as expressly provided in this Agreement and for the limited purposes herein nothing in this Agreement shall: (i) waive, limit or affect the CSFA, which continues in full force and effect, nor (ii) affect or preclude the Investor from exercising any other or further rights it has or may have in the future under the CSFA. For the avoidance of doubt, Clauses 17.12 and 17.13 of the CSFA shall apply to this Agreement and actions to be taken in the furtherance hereof.

Section 14. Severability. The provisions of this Agreement are intended to be severable. If any provision hereof is held to be invalid or unenforceable in whole or in part in any jurisdiction, such provision shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without in any manner affecting the validity or enforceability thereof in any other jurisdiction or the remaining provisions hereof in any jurisdiction.

Section 15. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

Section 16. Time of the Essence. Time is of the essence for this Agreement.

Section 17. Assignment. No party may assign this Agreement without the prior written consent of the other party.

Section 18. Counterparts. This Agreement may be executed in counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed an original and all of which, taken together, shall constitute one and the same instrument.

[Signature pages follow]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the first date written above.

LIND GLOBAL ASSET MANAGEMENT III, LLC

Per:	/s/ Jeff Easton
Authorized Signatory

NIOCORP DEVELOPMENTS LTD.

Per:	/s/ Mark Smith
Authorized Signatory

Signature Page to Waiver and Consent Agreement